Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 13 JUNE, 2013
(2) RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Reference is made to the Company’s circular dated 13 May 2013 (the “Circular”) in relation to, among other things, the following:

1.	re-election of Directors;

2.	proposed general mandates to issue and repurchase Shares;

3.	adoption of the 2014 Stock Option Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan (the “New Share Plans”); and

4.	termination of the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan (the “Existing Share Plans”).

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company is pleased to announce that at the annual general meeting of the Company held on 13 June 2013 (the “AGM”), the proposed resolutions set out in the notice of AGM were duly passed by way of poll.

As at the date of the AGM, the total number of Shares entitling the holders to attend and vote for or against all resolutions at the AGM was 32,073,771,248 Shares. The Shareholders and authorised proxies holding an aggregate of 13,646,717,151 Shares, representing 42.55 % of the total shares of the Company were present at the commencement of the AGM. As at the date of the AGM, the number of shares entitling the holder to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM was nil Shares. There were no restrictions on the Shareholders to cast votes on any of the proposed resolutions at the AGM. No party stated its intention in the Company’s circular dated 13 May 2013 to vote against any resolutions or to abstain from voting on any resolutions at the AGM and there are no Shares that are required under the Listing Rules to abstain from voting.

The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

	ORDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2012.	13,641,870,451 (99.9950)%	686,000 (0.0050)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2. (i)	To re-elect Lawrence Juen-Yee Lau as a non-executive director of the Company.	11,946,231,326 (87.5392)%	1,700,485,825 (12.4608)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(ii)	To re-elect Zhou Jie as a non-executive director of the Company.	11,942,480,376 (87.5127)%	1,704,079,775 (12.4873)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.(iii)	To authorize the board of directors of the Company (the ‘‘Board’’) to fix the directors’ remuneration.	13,644,181,151 (99.9830)%	2,314,100 (0.0170)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.	To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and authorize the audit committee of the Board to fix their remuneration.	13,644,240,151 (99.9844)%	2,133,550 (0.0156)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

4.
To grant a general mandate to the
Board to allot, issue, grant,
distribute and otherwise deal with
additional shares in the Company,
not exceeding twenty per cent. of
the issued share capital of the
Company at the date of this
Resolution. #
		10,550,098,274 (77.3331)%	3,092,308,077 (22.6669)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

5.	To grant a general mandate to the Board to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution. #	13,646,592,571 (99.9991)%	122,850 (0.0009)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

6.
Conditional on the passing of
Resolutions 4 and 5, to authorize
the Board to exercise the powers to
allot, issue, grant, distribute
and otherwise deal with the
additional authorized but unissued
shares in the Company repurchased
by the Company.#
		10,564,550,224 (77.4195)%	3,081,301,727 (22.5805)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

7.	To approve the adoption of the 2014 Stock Option Plan, the 2014 Employee Stock Purchase Plan and the 2014 Equity Incentive Plan and the issue of Shares and Options thereunder. #	11,664,207,346 (85.4745)%	1,982,204,155 (14.5255)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

8.	To approve the termination of the 2004 Stock Option Plan, the 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan. #	13,644,072,551 (99.9824)%	2,403,900 (0.0176)%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# Full text of the Resolutions is set out in the Notice of AGM.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

RETIREMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

At the AGM, Mr. Tsuyoshi Kawanishi, age 84, having reached retirement age, did not offer himself for re-election as a Class III Director of the Company and retired as an Independent Non-executive Director upon the conclusion of the AGM in accordance with Article 90 of the Company’s Articles of Association. Mr. Kawanishi also ceased to be a member of the Compensation Committee of the Board at the same time.

Mr. Kawanishi has confirmed that he has no disagreement with the Board and that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the Shareholders.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Kawanishi for his contribution, devotion and invaluable advice to the Company for the past 12 years.

Immediately following the retirement of Mr. Kawanishi, who is also a member of the Compensation Committee, the composition of the Board and the Compensation Committee is as follows:

Board
Executive Director
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)

Non-Executive Director
Chen Shanzhi
Gao Yonggang
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-Executive Director
Frank Meng
Lip-Bu Tan

Compensation Committee
Lip-Bu Tan (Chairman)
Zhou Jie

Following the retirement of Mr. Kawanishi, the number of independent Non-executive Directors will fall below the minimum number of independent Non-executive Directors required under Rules 3.10(1) and 3.10A of the Listing Rules. The composition of the Compensation Committee will fall short of the requirements pursuant to Rule 3.25 of the Listing Rules.

The Company is taking steps to identify suitable candidates to fill the vacancy within three months from the date of retirement of Mr. Kawanishi pursuant to Rule 3.11 of the Listing Rules.

Further announcement(s) will be made by the Company once such appointment has been made.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Hong Kong, 13 June 2013

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.